SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of:  March 4, 2009

Commission File Number 001-32500

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Registrant's name)

404-1688 152nd Street

South Surrey, BC  V4A 4N2

Canada

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's Report of Voting Results of the Annual General Meeting of Shareholders held on February 26, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corporation

(Registrant)

“James Sinclair”

Date:   March 4, 2009

James E. Sinclair, Chief Executive Officer

Exhibit 1

TANZANIAN ROYALTY EXPLORATION CORPORATION

(the “Corporation”)

Annual General Meeting of Shareholders

held on February 26, 2009

REPORT OF VOTING RESULTS

Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations

Of the proxies received, the following shares were voted For/Against/Withheld:

1.

Fix the Number of Directors

The following were the results to fix the number of directors at nine (9):

Votes For	%	Votes Against
47,186,026	99.27	347,438

2.

Election of Directors

The following were the results of the election of directors of the Company:

Name of Nominee	Votes For	%	Votes Withheld
James E. Sinclair	47,460,772	99.85	72,693
Marek J. Kreczmer	46,071,946	96.93	1,461,519
Anton Esterhuizen	45,720,017	96.22	1,794,801
William Harvey	47,037,283	98.96	496,182
Ulrich Rath	46,605,303	98.05	928,162
Rosalind Morrow	47,276,008	99.46	257,457
Norman Betts	47,173,104	99.24	360,361
Jonathan Deane	45,726,370	96.24	1,788,448
Joseph Kahama	47,423,324	99.77	110,141

3.

Appointment of Auditors

The following were the results to appoint KPMG LLP as auditors of the Company and authorizing the Directors to fix auditor’s remuneration:

Votes For	%	Votes Withheld
47,426,191	99.77	107,275

TANZANIAN ROYALTY EXPLORATION CORPORATION

“Helen Hansen”

Helen Hansen, Corporate Secretary